

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 26, 2024

Marc T. Pangburn
Chief Financial Officer and Executive Vice President
Hannon Armstrong Sustainable Infrastructure Capital, Inc.
One Park Place
Suite 200
Annapolis, Maryland 21401

> **Re: Hannon Armstrong Sustainable Infrastructure Capital, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2023**
> **Filed February 16, 2024**
> **File No. 001-35877**

Dear Marc T. Pangburn:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K filed February 16, 2024

Non-GAAP financial measures
Adjusted cash from operations plus other portfolio collections, page 62

1. We note your reconciliation of net cash provided by operation activities to adjusted cash flow from operations and other portfolio collection includes a measure titled cash available for reinvestment. Please revise future filings to identify such measure as a non-GAAP financial measure and disclose information as to its usefulness and how management utilizes such measure. Reference is made to paragraph (e)(i)(C) and (D) of Item 10 of Regulation S-K.

Notes to consolidated financial statements
6. Our portfolio
Equity method investments, page 99

2.   For each equity method investment, please tell us and disclose in future filings, the name of each investee and percentage of ownership. Reference is made to disclosure guidance in paragraph 323-10-50-3 of the Accounting Standards Codification.

8. Long-term debt
Interest rate swaps, page 108

3.   We note your interest rate swaps that are designated and qualify as cash flow hedges of interest rate risks associated with your floating-rate loans. Please tell us and/or revise future filings to ensure your disclosures comply with all requirements outlined within Section 815-30-50 of the Accounting Standards Codification. For example, we could not locate disclosures related to the estimated net amount of the existing gains or losses that is reported in accumulated other comprehensive income at the reporting date that is expected to be reclassified into earnings within the next 12 months.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Peter McPhun at 202-551-3581 or Wilson Lee at 202-551-3468 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction